Vaccinex, Inc.

1895 Mount Hope Avenue

Rochester, New York 14620

August 6, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Suzanne Hayes

Re:	Vaccinex, Inc. Registration Statement on Form S-1 File No. 333-226103 Acceleration Request Requested Date: Wednesday, August 8, 2018 Requested Time: 5:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Vaccinex, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) to become effective on August 8, 2018, at 5:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Company may orally request via telephone call to the staff of the Commission. The Company hereby authorizes William Intner, Jessica Bisignano and Nick Hoover of Hogan Lovells US LLP, counsel to the Company, to make such request on its behalf.

Please direct any questions or comments concerning this request to Mr. Intner at (410) 659-2778, and once the Registration Statement has been declared effective, please orally confirm that event with Mr. Intner at the same phone number.

Very truly yours, Vaccinex, Inc.

/s/ Scott E. Royer
By: Title	Scott E. Royer Chief Financial Officer